Filed Pursuant to Rule 433
Registration No. 333-253385
June 10, 2021
FREE WRITING PROSPECTUS
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
ETF Underlying Supplement dated February 23, 2021)



HSBC USA Inc.

Autocallable Contingent Income Barrier Notes

Linked to the Least Performing of the U.S. Global Jets ETF and the SPDR® S&P® Biotech ETF (the "Reference Asset")

► Monthly Contingent Coupon payments at a rate of at least 0.6875% (equivalent to at least 8.25% per annum) (to be determined on the Trade Date), payable if the Official Closing Price of each Underlying on the applicable Observation Date is greater than or equal to 75.00% of its Initial Value

► Callable quarterly at the principal amount plus the applicable Contingent Coupon on any Call Observation Date on or after December 20, 2021 if the Official Closing Price of each Underlying is at or above its Call Threshold

► If the Notes are not called and the Least Performing Underlying declines by more than 25.00% but less than or equal to 40.00%, you will receive your principal amount (a zero return).

► If the Notes are not called and the Least Performing Underlying declines by more than 40.00%, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount.

► A 5 year maturity, if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-19 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-10 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement, as applicable.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $830.00 and $930.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-6 and "Risk Factors" beginning on page FWP-10 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-19 of this document.

The Notes:		
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	A 5 year maturity, if not called
Reference Asset	The U.S. Global Jets ETF (Ticker: JETS) and the SPDR® S&P® Biotech ETF (Ticker: XBI) (each, an "Underlying" and together the "Underlyings").
Call Feature	The Notes will be automatically called if the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date on or after December 20, 2021. In that case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the Contingent Coupon payable on the corresponding Call Payment Date[2]
Call Threshold	With respect to each Underlying, 100.00% of its Initial Value
Contingent Coupon Rate	At least 0.6875% per month (equivalent to at least 8.25% per annum) (to be determined on the Trade Date).
Contingent Coupon	**If the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on an Observation Date:** we will pay you the Contingent Coupon. **If the Official Closing Price of any Underlying is less than its Coupon Trigger on an Observation Date:** the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant Coupon Payment Date[2].
Coupon Trigger	With respect to each Underlying, 75.00% of its Initial Value
Barrier Value	With respect to each Underlying, 60.00% of its Initial Value
Payment at Maturity per Note	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -25.00%:** $1,000 + final Contingent Coupon ■ **If the Reference Return of the Least Performing Underlying is less than -25.00% but greater than or equal to -40.00%:** $1,000 (a zero return) ■ **If the Reference Return of the Least Performing Underlying is less than -40.00%:** $1,000 + ($1,000 × Reference Return of the Least Performing Underlying). If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will not receive the final Contingent Coupon and will lose up to 100% of the Principal Amount at maturity.
Reference Return	With respect to each Underlying, $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Least Performing Underlying	The Underlying with the lowest Reference Return.
Trade Date	June 18, 2021
Pricing Date	June 18, 2021
Original Issue Date	June 23, 2021
Final Valuation Date [3]	June 18, 2026
Maturity Date [3]	June 23, 2026
CUSIP/ISIN	40439JDG7 / US40439JDG76

[1] As more fully described starting on page FWP-4.

[2] See page FWP-4 for Observation Dates, Coupon Payment Dates, Call Observation Dates, and Call Payment Dates.

[3] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying and ETF Underlying Supplement.

The Notes

The Notes may be suitable for investors who believe that the value of the Underlyings will not decrease significantly over the term of the Notes. Unless the Notes are called, so long as the Official Closing Price of each Underlying on an Observation Date is greater than or equal to its Coupon Trigger, you will receive the monthly Contingent Coupon on the applicable Coupon Payment Date.

If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date beginning on December 20, 2021, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Contingent Coupon on the corresponding Call Payment Date.

If the Notes are not called and the Final Value of the Least Performing Underlying is greater than or equal to its Coupon Trigger, you will receive a Payment at Maturity equal to 100% of the Principal Amount plus the final Contingent Coupon.

If the Notes are not called and the Final Value of each Underlying is less than its Coupon Trigger but greater than or equal to its Barrier Value, you will receive a Payment at Maturity equal to the Principal Amount.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will not receive the final Contingent Coupon and you will lose 1% of your principal for every 1% decline of that Least Performing Underlying from its Initial Value. In that case, you will lose up to 100% of the Principal Amount at maturity. Even with any Contingent Coupons paid prior to maturity, your return on the Notes may be negative.



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been called, whether the Official Closing Price of each Underlying on an Observation Date is greater than or equal to its Coupon Trigger, and whether the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Value. If your Notes are not called, you will lose some or all of your Principal Amount at maturity if the Final Value of the Least Performing Underlying is less than its Barrier Value. Even with any Contingent Coupons you received prior to maturity, your return on the Notes may be negative.



Information about the Underlyings

The JETS seeks to track the performance, before fees and expenses, of the U.S. Global Jets Index. The index uses a combination of fundamental factors to determine the most efficient airline companies and provides diversification through exposure to companies around the world listed on well developed stock exchanges. Shares of the JETS are listed and trade on the NYSE Arca under the ticker symbol "JETS."



The XBI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Biotechnology Select Industry® Index. The underlying index represents the biotechnology sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The XBI is composed of companies that are in the biotechnology sector. Shares of the XBI are listed and trade on the NYSE Arca under the ticker symbol "XBI."



The graphs above illustrate the daily performance of the JETS from April 30, 2015 through June 8, 2021 and the daily performance of the XBI from June 8, 2011 through June 8, 2021. The closing values in the graphs above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results.

For further information on each Underlying, please see "Description of the Reference Asset" beginning on page FWP-17 of this document. We have derived all disclosure regarding each Underlying from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about each Underlying.

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes

This document relates to a single offering of Autocallable Contingent Income Barrier Notes. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The U.S. GLOBAL JETS ETF (Ticker: JETS) and the SPDR® S&P® Biotech ETF (Ticker: XBI) (each, an "Underlying" and together the "Underlyings").
Trade Date:	June 18, 2021
Pricing Date:	June 18, 2021
Original Issue Date:	June 23, 2021
Final Valuation Date:	June 18, 2026, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be June 23, 2026. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Call Feature:	If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Call Threshold:	With respect to each Underlying, 100.00% of its Initial Value
Payment at Maturity:	Unless the Notes are called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: **If the Reference Return of the Least Performing Underlying is greater than or equal to -25.00%:** $1,000 + final Contingent Coupon. ■ **If the Reference Return of the Least Performing Underlying is less than -25.00% but greater than or equal to -40.00%:** $1,000 (a zero return) **If the Reference Return of the Least Performing Underlying is less than -40.00%:** $1,000 + ($1,000 × Reference Return of the Least Performing Underlying). If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will lose up to 100% of the Principal Amount. Even with any Contingent Coupons, your return on the Notes may be negative in this case.
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: Final Value – Initial Value Initial Value

Observation Dates and Payment Dates:	Observation Dates		Coupon Payment Dates	
	July 20, 2021		July 23, 2021	
	August 18, 2021		August 23, 2021	
	September 20, 2021		September 23, 2021	
	October 20, 2021		October 25, 2021	
	November 18, 2021		November 23, 2021	
	December 20, 2021	*	December 23, 2021	**
	January 19, 2022		January 24, 2022	
	February 17, 2022		February 23, 2022	
	March 18, 2022	*	March 23, 2022	**
	April 20, 2022		April 25, 2022	
	May 18, 2022		May 23, 2022	
	June 20, 2022	*	June 23, 2022	**
	July 20, 2022		July 25, 2022	

Observation Date		Coupon Payment Date	
August 18, 2022		August 23, 2022	
September 20, 2022	*	September 23, 2022	**
October 19, 2022		October 24, 2022	
November 18, 2022		November 23, 2022	
December 20, 2022	*	December 23, 2022	**
January 18, 2023		January 23, 2023	
February 17, 2023		February 23, 2023	
March 20, 2023	*	March 23, 2023	**
April 19, 2023		April 24, 2023	
May 18, 2023		May 23, 2023	
June 20, 2023	*	June 23, 2023	**
July 19, 2023		July 24, 2023	
August 18, 2023		August 23, 2023	
September 20, 2023	*	September 25, 2023	**
October 18, 2023		October 23, 2023	
November 20, 2023		November 24, 2023	
December 20, 2023	*	December 26, 2023	**
January 18, 2024		January 23, 2024	
February 20, 2024		February 23, 2024	
March 20, 2024	*	March 25, 2024	**
April 18, 2024		April 23, 2024	
May 20, 2024		May 23, 2024	
June 19, 2024	*	June 24, 2024	**
July 18, 2024		July 23, 2024	
August 20, 2024		August 23, 2024	
September 18, 2024	*	September 23, 2024	**
October 18, 2024		October 23, 2024	
November 20, 2024		November 25, 2024	
December 18, 2024	*	December 23, 2024	**
January 17, 2025		January 23, 2025	
February 19, 2025		February 24, 2025	
March 19, 2025	*	March 24, 2025	**
April 17, 2025		April 23, 2025	
May 20, 2025		May 23, 2025	
June 18, 2025	*	June 23, 2025	**
July 18, 2025		July 23, 2025	
August 20, 2025		August 25, 2025	
September 18, 2025	*	September 23, 2025	**
October 20, 2025		October 23, 2025	
November 19, 2025		November 24, 2025	
December 18, 2025	*	December 23, 2025	**
January 20, 2026		January 23, 2026	
February 18, 2026		February 23, 2026	
March 18, 2026	*	March 23, 2026	**
April 20, 2026		April 23, 2026	
May 20, 2026		May 26, 2026	
June 18, 2026	*	June 23, 2026	**
(the Final Valuation Date)		(the Maturity Date)	

*These Observation Dates are also Call Observation Dates
**These Coupon Payment Dates are also Call Payment Dates
Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.

Call Observation Dates:	The applicable Observation Dates on or after December 20, 2021, as indicated above.
Call Payment Dates:	The applicable Coupon Payment Dates on or after December 23, 2021, as indicated above.
Contingent Coupon:	**If the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on an Observation Date,** you will receive the Contingent Coupon of at least $6.875 (to be determined on the Trade Date) per $1,000 Principal Amount on the applicable Coupon Payment Date. **If the Official Closing Price of any Underlying is less than its Coupon Trigger on an Observation Date,** the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant

Coupon Payment Date.
You may not receive any Contingent Coupon payments over the term of the Notes.

Contingent Coupon Rate:	At least 0.6875% per month (equivalent to at least 8.25% per annum) (to be determined on the Trade Date).
Initial Value:	With respect to each Underlying, its Official Closing Price on the Pricing Date.
Final Value:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Coupon Trigger:	With respect to each Underlying, 75.00% of its Initial Value
Barrier Value:	With respect to each Underlying, 60.00% of its Initial Value
CUSIP/ISIN:	40439JDG7 / US40439JDG76
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the ETF Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-10 of this document, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026629/tm217170d6_424b2.htm

- The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

- The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Contingent Coupon

We will pay a monthly Contingent Coupon on a Coupon Payment Date if the Official Closing Price of each Underlying on the applicable Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement. The Contingent Coupon Rate will be at least 8.25% per annum (or at least $6.875 per $1,000 Principal Amount per month, if payable) (to be determined on the Trade Date).

Payment at Maturity

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -25.00%:**

$1,000 + final Contingent Coupon

■ **If the Reference Return of the Least Performing Underlying is less than -25.00% but greater than or equal to -40.00%:**

$1,000 (a zero return)

■ **If the Reference Return of the Least Performing Underlying is less than -40.00%:**

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will not receive the final Contingent Coupon, and will lose up to 100% of the Principal Amount. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

The reference sponsor of the JETS is ETF Series Solutions. The reference sponsor of the XBI is Select Sector SPDR Trust.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Price of each Underlying will be at or above its Coupon Trigger on most or all of the Observation Dates, and the Final Value of the Least Performing Underlying will be at or above its Barrier Value.

▸ You seek a monthly Contingent Coupon, based on the performance of the Underlyings, that will be paid at the Contingent Coupon Rate of at least 8.25% per annum (to be determined on the Trade Date) if the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Observation Date.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Reference Return of the Least Performing Underlying is less than -40.00%.

▸ You are willing to lose up to 100% of the Principal Amount.

▸ You are willing to hold the Notes, which will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the stocks included in the Underlyings.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Price of at least one Underlying will be below its Coupon Trigger on most or all of the Observation Dates, including the Final Valuation Date, and the Final Value of the Least Performing Underlying will be below its Barrier Value.

▸ You believe that the Contingent Coupon, if any, will not provide you with your desired return.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▸ You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Reference Return of the Least Performing Underlying is less than -40.00%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks included in the Underlyings.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement, as applicable. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

- "—Risks Relating to All Note Issuances" in the prospectus supplement;

- "—General Risks Related to Index Funds" in the ETF Underlying Supplement;

- "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and in the ETF Underlying Supplement; and

- "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement. in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the final Contingent Coupon if the Final Value of the Least Performing Underlying is equal to or greater than its Coupon Trigger, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in stocks included in the Underlyings during the term of the Notes.

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 6 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying without regard to the performance of any other Underlying. As a result, you could lose all or some of your initial investment if the Final Value of the Least Performing Underlying is less than its Barrier Value, even if there is an increase in the value of any other Underlying. This could be the case even if any other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Higher Contingent Coupon Rates or lower Barrier Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the value of that Underlying could close below its Coupon Trigger on an Observation Date or its Barrier Value on the Final Valuation Date, indicating a higher expected risk of non-payment of Contingent Coupons or loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value, a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity not receive any Contingent Coupons.

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the

Principal Amount of your Notes if the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return of the Least Performing Underlying is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of each Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on an Observation Date but then decreases on an Observation Date to a value that is less than its Coupon Trigger, the Contingent Coupon will not be payable for the relevant monthly period. Similarly, if the Notes are not called, even if the value of the Least Performing Underlying is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual value of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Underlyings on the applicable Observation Dates.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no Contingent Coupons and sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will not receive any Contingent Coupons, or that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that one of the Underlyings will close below its respective Coupon Trigger on any Observation Date (including the Final Valuation Date) and below its respective Barrier Value on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive any Contingent Coupons, and that you will suffer a significant loss on your investment. In addition, because each Underlying must close above its Call Threshold on a Call Observation Date in order for the Notes to be called, the Notes are less likely to be called than if the Notes were linked to just one Underlying.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of any Underlying on an Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Observation Date. If on each of the Observation Dates, the Official Closing Price of any Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Risks Relating to the Reference Asset

Changes that affect an Underlying may affect the value of an Underlying and the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of an Underlying concerning additions, deletions and substitutions of the stocks included in an Underlying, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of an Underlying. The policies of the reference sponsor with respect to the calculation of an Underlying could also affect the value of an Underlying. The reference sponsor may discontinue or suspend calculation or dissemination of an Underlying. Any such actions could affect the value of an Underlying and the value of and the return on the Notes.

Risks associated with non-U.S. companies.

The value of the JETS depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the JETS and, as a result, the value of the Notes.

Risks associated with emerging markets.

An investment in the JETS will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The Notes will not be adjusted for changes in exchange rates.

Although the equity securities included in the JETS are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the values of the JETS and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

Risks associated with concentration of investment in a particular sector.

The equity securities held by the XBI are issued by companies that are in the following industries: pharmaceuticals, health care equipment and supplies, health care providers and services, biotechnology, life sciences tools and services, and health care technology. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for health care products and services in general.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if

we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the stocks included in an Underlying.

As a holder of the Notes, you will not have any ownership interest in the stocks included in an Underlying, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in an Underlying.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Price of an Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of any Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Value*	$100.00
▶	Hypothetical Call Threshold	$100.00, 100.00% the Initial Value
▶	Hypothetical Barrier Value:	$60.00 (60.00% of the Initial Value)
▶	Hypothetical Coupon Trigger:	$75.00 (75.00% of the Initial Value)
▶	Hypothetical Contingent Coupon Rate:	8.25% per annum, payable monthly (0.6875% for each month in which it is payable). The actual Contingent Coupon Rate will be at least 8.25% per annum and will be determined on the Pricing Date.

* The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value of each Underlying will be determined on the Pricing Date and set forth in the final pricing supplement to which this free writing prospectus relates.

Summary of the Examples

	Notes Are Called on a Call Observation Date	Notes Are Not Called on Any Call Observation Date		
	Example 1	Example 2	Example 3	Example 4
Initial Value of each Underlying	$100.00	$100.00	$100.00	$100.00
Call Threshold of each Underlying	$100.00	$100.00	$100.00	$100.00
Barrier Value of each Underlying	$60.00	$60.00	$60.00	$60.00
Coupon Trigger of each Underlying	$75.00	$75.00	$75.00	$75.00
Observation Dates	Official Closing Price / Percentage Change of the Least Performing Underlying			
1st Observation Date to 5th Observation Date	$78.75 / -21.25% Contingent Coupons: 5 x $6.875 = $34.375	$80.25 / -19.75% Contingent Coupons: 5 x $6.875 = $34.375	$80.00 / -20.00% Contingent Coupons: 5 x $6.875 = $34.375	$80.63 / -19.37% Contingent Coupons: 5 x $6.875 = $34.375
6th Observation Date (1st Call Observation Date)	$120.00 / 20.00% Contingent Coupons: 1 x $6.875 = $6.875	$78.75 / -21.25% Contingent Coupons: 1 x $6.875 = $6.875	$48.00 / -52.00% Contingent Coupons: $0	$40.00 / -60.00% Contingent Coupons: $0
7th Observation Date to the 59th Observation Date (including 2nd Call Observation Date to 18th Call Observation Date)	N/A	Official Closing Price is at or above the Coupon Trigger Contingent Coupons: 53 x $6.88 = $364.38	Official Closing Price is below the Coupon Trigger Contingent Coupons: $0	Official Closing Price is below the Coupon Trigger Contingent Coupons: $0
Final Valuation Date	N/A	$77.25 / -22.75% Contingent Coupon: 1 x $6.875 = $6.875	$42.00 / -58.00% Contingent Coupon: $0	$64.50 / -35.50% Contingent Coupon: $0
Total Contingent Coupons Prior to Maturity or Call	$34.375	$405.625	$34.375	$34.375
Payment if Notes are Called	$1,000 + $6.875 = $1,006.875	N/A	N/A	N/A
Payment at Maturity	N/A	$1,000 + $6.875 = $1,006.875	$1,000 + ($1,000 x -58.00%) = $420.00	$1,000.00
Total payments on the Notes	$1,041.25	$1,412.50	$454.375	$1,034.375
Return of the Notes	4.125%	41.25%	-54.5625%	3.4375%

Example 1—The Official Closing Price of each Underlying on the first Call Observation Date is greater than or equal to its Call Threshold and the Notes are called.

Underlying	Initial Value	Official Closing Price
JETS	$100.00	$125.00 (125.00% of Initial Value)
XBI	$100.00	$120.00 (120.00% of Initial Value)

Payment Upon a Call:	$1,006.875

Because the Official Closing Price of each Underlying on the first Call Observation Date is at or above its Call Threshold, the Notes will be called and you will receive $1,006.875 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the aggregate Contingent Coupon payments of $34.375 received prior to the first Call Observation Date, we will have paid you a total of $1,041.25 per Note, resulting in a 4.125% return on the Notes. No extra payment will be made on account of each Underlying closing above its respective Initial Value.

Example 2— The Notes are not called, the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Value, and each Underlying closed at or above its Coupon Trigger (but below its Call Threshold) on all Observation Dates prior to maturity.

Underlying	Initial Value	Final Value
JETS	$100.00	$115.00 (115.00% of Initial Value)
XBI	$100.00	$77.25 (77.25% of Initial Value)

The XBI is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-22.75%
Payment at Maturity:	**$1,006.875**

Because the Final Value of the Least Performing Underlying is greater than or equal to its Coupon Trigger, you will receive $1,006.875 per Note, reflecting the Principal Amount plus the final Contingent Coupon, calculated as follows:

Final Settlement Value = $1,000 + $6.88 = $1,006.875

When added to the aggregate Contingent Coupon payments of $405.625 received in respect of all previous Observation Dates, we will have paid you a total of $1,412.50 per Note, resulting in a 41.25% return on the Notes.

Example 3—The Notes are not called, the Final Value of the Least Performing Underlying is less than its Barrier Value, and each Underlying closed at or above its Coupon Trigger on all Observation Dates prior to the first Call Observation Date and below its Coupon Trigger on all other Observation Dates prior to maturity.

Underlying		Initial Value		Final Value
JETS		$100.00		$105.00 (105.00% of Initial Value)
XBI		$100.00		$42.00 (42.00% of Initial Value)

The XBI is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-58.00%
Payment at Maturity:	**$420.00**

Because the Final Value of the Least Performing Underlying is less than its Barrier Value, you will receive $420.00 per Note, calculated as follows:

Final Settlement Value = $1,000 + ($1,000 x -58.00%) = $420.00

When added to the aggregate Contingent Coupon payments of $34.375 received prior to the first Call Observation Date, we will pay you a total of $454.375 per Note, resulting in a -54.563% return on the Notes.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will be exposed to any decrease in the value of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

Example 4—The Notes are not called, the Final Value of the Least Performing Underlying is less than its Coupon Tigger but greater than its Barrier Value, and each Underlying closed at or above its Coupon Trigger on all Observation Dates prior to the first Call Observation Date, but below its Coupon Trigger on all other Observation Dates prior to maturity.

Underlying		Initial Value		Final Value
JETS		$100.00		$110.00 (110.00% of Initial Value)
XBI		$100.00		$64.50 (64.50% of Initial Value)

The XBI is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-35.50%
Payment at Maturity:	**$1,000.00**

Because the Final Value of the Least Performing Underlying is less the Coupon Trigger but greater than its Barrier Value, you will receive $1,000.00 per Note.

When added to the aggregate Contingent Coupon payments of $34.375 received in respect of all previous Observation Dates, we will have paid you a total of $1,034.375 per Note, resulting in a 3.438% return on the Notes.

DESCRIPTION OF THE REFERENCE ASSET

Description of the JETS

The U.S. Global Jets ETF (the "JETS") seeks to track the performance, before fees and expenses, of the U.S. Global Jets Index (the "JETSX"). U.S. Global Investors, Inc. serves as investment adviser to the JETS. The shares of JETS are listed and trade at NYSE Arca under the trading symbol "JETS."

Information provided to or filed with the SEC by ETF Series Solutions pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-240020 and 811-22668, respectively, through the SEC's website at www.sec.gov.

Investment Objective

The JETS uses a "passive management" (or indexing) approach to track the performance, before fees and expenses, of the JETSX. The JETSX is composed of the exchange-listed common stock (or depositary receipts) of U.S. and international passenger airlines, aircraft manufacturers, airports, and terminal services companies (as determined by independent industry listings) across the globe (collectively, "Airline Companies"). The JETSX may include small-, mid-, and large-capitalization companies.

Investment Strategy

The JETS attempts to invest all, or substantially all, of its assets in the component securities that make up the JETSX. Under normal circumstances, at least 80%of the JETS's total assets (exclusive of any collateral held from securities lending) will be invested in the component securities of the JETSX and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities (e.g., depositary receipts). The JETS will generally use a "replication" strategy to achieve its investment objective, meaning it generally will invest in all of the component securities of the JETSX in approximately the same proportion as in the JETSX. However, the JETS may use a "representative sampling" strategy, meaning it may invest in a sample of the securities in the JETSX whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the JETSX as a whole, when the Adviser believes it is in the best interests of the JETS (e.g., when replicating the JETSX involves practical difficulties or substantial costs, an JETSX constituent becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations that apply to the JETS but not to the JETSX). The JETS generally may invest in securities or other investments not included in the JETSX, but which the Adviser believes will help the JETS track the JETSX. For example, the JETS may invest in securities that are not components of the JETSX to reflect various corporate actions and other changes to the JETSX (such as reconstitutions, additions, and deletions).

To the extent the JETSX concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of related industries, the JETS will concentrate its investments to approximately the same extent a s the JETSX.

U.S. Global Jets Index

The U.S. Global Jets Index is a 50 stock index that seeks to provide diversified access to the global airline industry. The index uses various fundamental screens to determine the most efficient airline companies in the world and also diversifies through exposure to global aircraft manufacturers, airport companies, and airline related internet media and services companies. The index consists of common stocks listed on developed and emerging market exchanges across the globe.

Index Eligibility Criteria

Market Capitalization

The minimum market capitalization for a company is set as $100 million when the quarterly reconstitution and rebalancing process begins every quarter.

Security Preference

If a security has a local issue and a corresponding ADR, both of which match the selection criteria, the ADR is selected for inclusion in the index. In all other cases where multiple listings of securities qualify for inclusion based on the selection criteria, the more liquid listing is considered.

An Airline Company is excluded from the JETSX if:

• Its common stock is listed on a securities exchange in country that does not allow the transfer of securities "free of payment" (e.g., Brazil, China, India, Russia, South Korea, Taiwan); and

• No depositary receipts for such company are listed on a securities exchange in a country other than the exchange in the country that does not allow "free of payment" transfers of securities.

Industry Limitation

Companies should either be "Airline Carriers", "Airport Companies", "Aircraft Manufacturers", or "Internet Media and Services" related to airlines. Aircraft part manufacturers (not OEMs) wouldn't be considered.

Tiers and Weighting

The following tiered weighting scheme is employed:

1. The top 4 U.S. airlines by a combined ranking of market capitalization, average dollar value traded, and load factor each get a 10% weighting each;

1. The next 8 U.S. or Canadian airlines by a combined ranking of market capitalization, average dollar value traded, and load factor get a 3% weighting each;

2. The next 8 U.S. or Canadian companies (non-airlines included) based on a fundamental factor ranking get a weight of 2% each;

3. The top 10 international companies (excluding U.S.) based on a fundamental factor ranking get a weight of 1% each; and

4. The next 20 international companies (excluding U.S.) based on a fundamental factor ranking get a weight of 0.5% each.

Rebalancing & Reconstitution

Portfolios are reconstituted and rebalanced, and become effective, at the close of trading hours on the second Friday in the last month of each calendar quarter, called the "Effective Date". New securities are added only on the reconstitution dates. Announcement of the new index constituents will be done ten business days prior to the reconstitution date.

Maintenance of the JETSX

The index committee is responsible for setting policy, determining index composition, and administering the indices in accordance with the index methodology. The index committee reserves the right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock. Continued index membership of a constituent is not necessarily subject to the guidelines provided in each of the index methodology. A stock may be considered for exclusion by the index committee on the basis of corporate governance, accounting policies, lack of transparency and lack of representation, despite meeting all the criteria provided in each of the index methodology.

Announcements of additions and deletions of constituents, due to various corporate actions mentioned above, in the middle of the year will be decided by the index committee. This will be communicated to the client well ahead of time via email. Also important news items as well as corporate actions with respect to all the constituents of the index will be informed to the client on a weekly basis.

Historical Performance of the JETS

The following graph sets forth the historical performance of the JETS based on the daily historical closing values from April 30, 2015 through June 8, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the JETS should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the JETS on any Observation Date, including the Final Valuation Date.

Description of the XBI

The XBI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Biotechnology Select Industry® Index. The underlying index represents the biotechnology sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The XBI is composed of companies that are in the biotechnology sector. Shares of the XBI are listed and trade on the NYSE Arca under the ticker symbol "XBI."

For more information about the XBI, see "The SPDR® S&P® Biotech ETF" beginning on page S-73 of the accompanying ETF Underlying Supplement.

Historical Performance of the XBI

The following graph sets forth the historical performance of the XBI based on the daily historical closing values from June 8, 2011 through June 8, 2021. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the XBI should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the XBI on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of any Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing

implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any Underlying or any of the entities whose stock is included in an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Underlying or one or more of the entities whose stock is included in an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by any Underlying and the entities whose stock is included in an Underlying and consult your tax advisor regarding the possible consequences to you if any Underlying or one or more of the entities whose stock is included in any Underlying is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

HSBC USA Inc.

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Autocallable Contingent Income Barrier Notes Linked to the Least Performing of the U.S. Global Jets ETF and the SPDR® S&P® Biotech ETF

June 10, 2021

Free Writing Prospectus